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                              May 1, 2023

       David Gaiero
       Chief Financial Officer and Treasurer
       Cyteir Therapeutics, Inc.
       128 Spring Street, Building A, Suite 510
       Lexington, Massachusetts, 02421

                                                        Re: Cyteir
Therapeutics, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            Filed March 23,
2023
                                                            File No. 001-40499

       Dear David Gaiero:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2022

       Item 15. Exhibits, Financial Statement Schedules, page 69

   1.                                                   The certifications
filed as Exhibits 31.1 and 31.2 do not include paragraph 4(b) referring to internal control
over financial reporting. Please amend your filing to include the certifications that
include paragraph 4(b) as set forth in Item 601(b)(31) of Regulation S-
                                                        K. The amendment should
include the cover page, explanatory note, signature page and paragraphs 1, 2, 4 and
5 of the Section 302 certification. Refer to Question 246.13 of the
                                                        Regulation S-K C&DIs.
 David Gaiero
Cyteir Therapeutics, Inc.
May 1, 2023
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Eric Atallah at (202) 551-3663 or Daniel Gordon at (202) 551-3486
with any questions.



FirstName LastNameDavid Gaiero                            Sincerely,
Comapany NameCyteir Therapeutics, Inc.
                                                          Division of
Corporation Finance
May 1, 2023 Page 2                                        Office of Life
Sciences
FirstName LastName